Exhibit 6.3

August 1st, 2014

Trung Pham

Etapa Window Fashions Inc.

20 Camden St

Toronto, ON

M5V 1V1

Dear Manu Menon,

I am pleased to confirm our verbal offer of employment to you for a regular full-time position with ETAPA WINDOW FASHIONS INC. (the "Company") as a VP of Operations, effective August 1st, 2014.

The details of our offer, including the terms and conditions of your employment, are attached as Schedule “A.”

Please take the time to carefully review our offer. This letter, along with the enclosed schedules, outlines the obligations of both the Company and yourself with respect to your employment conditions, and is governed by the laws of the Province of Ontario. It details the terms and conditions of your employment with the Company, and will form our agreed upon employment contract with you once signed.

Accepting employment will be conditional upon agreeing to and signing the attached copy of this letter and the attached Schedule(s), initialing each page in the right-hand corner, and returning it to me upon your earliest convenience, but prior to your first day of employment.

Manu, we look forward to welcoming you to the Company team and wish you a successful and rewarding career with us.

Sincerely,

Trung Pham,

Founder, CEO

I, Manu Menon, acknowledge that I have read, understood and accept this offer and the terms and conditions contained in the attached Schedule(s), and agree to be bound by the terms and conditions of employment as outlined therein.

___________________________________________	_______________________
Signature	Date

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Schedule A

ETAPA WINDOW FASHIONS INC.

Terms and Conditions of Employment

The following outlines the terms and conditions of employment with ETAPA WINDOW FASHIONS INC. The Company reserves the right to change these terms and conditions as necessary, with due notice.

Title	Title
Initial Reporting Relationship	Manu Menon, VP of Operations
Responsibilities	While employed by the Company, you agree to work on a full-time basis exclusively for the Company and agree that you shall not, while you are employed by the Company, be employed or engaged in any capacity, in promoting, undertaking or carrying on any other business that competes with the Company or interferes or could reasonably interfere with your duties to the Company without our prior written permission.
Salary	Amount ($45,000) CAD per annum
Status	Full-time
Start Date	August 11th, 2014
Hours of Work	The company’s core hours of operation are Monday to Friday from 10:00 am to 6:00pm. Employees are expected to work a minimum of 40 hours per week.
Payroll Schedule	Your salary will be paid to you on a biweekly basis, less required deductions, through direct deposit or by cheque.
Vacation	You will be entitled to two (2) weeks of vacation annually. Any further increase is subject to policy. Vacation is to be taken at such time as is determined by or acceptable to the Company.
Probationary Period	To assess your fit within the Company, the first nine (9) months of your employment will constitute a probationary period. At any time during this probationary period, the Company may terminate your employment without cause and without advance notice or pay in lieu of notice. If this occurs, we would have no further obligation to you, financial or otherwise.
Policies and Standards	The Company has established a variety of policies and standards that ensure a safe, enjoyable working environment. During the period of your employment with us, you agree to be bound by these policies and standards, and any future policies and standards that are reasonably introduced by the Company. It is agreed that the introduction and administration of these policies is within the sole discretion of the Company and that these policies do not form a part of this Agreement. It is agreed that if the Company introduces, amends or deletes employment-related policies as conditions warrant that such introduction, deletion or amendment does not constitute a breach of this Agreement.
Confidentiality and Intellectual Property	Our offer of employment is conditional upon you agreeing to and abiding by the “Confidentiality and Proprietary Information Agreement.” Attached Schedule “B.”
Non Solicitation	You hereby agree that, while you are employed by the Company and for three (3) year following the termination of your employment with the Company, you will not (i) recruit, attempt to recruit or directly or indirectly participate in the recruitment of, any the Company employee or (ii) directly or indirectly solicit, attempt to solicit, canvass or interfere with any customer or supplier of the Company in a manner that conflicts with or interferes in the business of the Company as conducted with such customer or supplier.
Representation	You hereby represent and warrant to the Company that you are not party to any written or oral agreement with any third party that would restrict your ability to enter into this Agreement or the Confidentiality and Proprietary Information Agreement or to perform your obligations hereunder and that you will not, by joining the Company, breach any non-disclosure, proprietary rights, non-competition, non-solicitation or other covenant in favour of any third party.
Changes to Duties and/or Compensation	If your duties or compensation should change during the course of your employment with Company, the validity of our agreement will not be affected. In addition, if one or more of the provisions in our agreement are deemed void by law, then the remaining provisions will continue in full force and effect.
Resignation	Should you wish to resign your employment with the Company, you will be required to provide two (2) weeks’ written notice to enable us transition your work.
Termination

The Company may terminate your employment at any time for without cause.

After the end of your probationary period, Company may terminate your employment without cause at any time by providing you with the minimum notice.

Legal Advice	If you are uncertain about the contents of this offer, we suggest that it may be advisable to seek independent legal advice prior to signing.

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Schedule B

Employee Covenants

Confidentiality and Proprietary Information Agreement

In consideration of employment as an employee or engagement as an independent contractor with ETAPA WINDOW FASHIONS (the “Company”), the undersigned (the “Participant”) agrees and covenants as follows:

1.	Employment with the Company as an employee or engagement with the Company as an independent contractor, as the case may be (the “Engagement”), will give the Participant access to proprietary and confidential information belonging to the Company, its customers, its suppliers and others (the proprietary and confidential information is collectively referred to in this Agreement as “Confidential Information”). Confidential Information includes but is not limited to customer lists, marketing plans, proposals, contracts, technical and/or financial information, databases, software and know-how. All Confidential Information remains the confidential and proprietary information of the Company.

2.	As referred to herein, the “Business of the Company” shall relate to the business of the Company as the same is determined by the Board of Directors of the Company from time to time.

3.	The Participant may in the course of the Engagement conceive, develop or contribute to material or information related to the Business of the Company, including, without limitation, software, technical documentation, ideas, inventions (whether or not patentable), hardware, know-how, marketing plans, designs, techniques, documentation and records, regardless of the form or media, if any, on which such is stored (referred to in this Agreement as “Proprietary Property”). The Company shall exclusively own all Proprietary Property which the Participant conceives, develops or contributes to in the course of the Engagement and all intellectual and industrial property and other rights of any kind in or relating to the Proprietary Property, including but not limited to all copyright, patent, trade secret and trade-mark rights in or relating to the Proprietary Property. For greater certainty, the Participant hereby assigns to the Company any and all rights that the Participant may have or obtain in or to the Proprietary Property. Material or information conceived, developed or contributed to by the Participant outside work hours on the Company’s premises or through the use of the Company’s property and/or assets shall also be Proprietary Property and be governed by this Agreement if such material or information relates to the Business of the Company. The Participant shall keep full and accurate records accessible at all times to the Company relating to all Proprietary Property and shall promptly disclose and deliver to the Company all Proprietary Property.

4.	The Participant shall, both during and after the Engagement, keep all Confidential Information and Proprietary Property confidential and shall not use any of it except for the purpose of carrying out authorized activities on behalf of the Company. The Participant may, however, use or disclose Confidential Information which:

(i)       is or becomes public other than through a breach of this Agreement;

(ii)       is known to the Participant prior to the date of this Agreement and with respect to which the Participant does not have any obligation of confidentiality; or

(iii)       is required to be disclosed by law, whether under an order of a court or government tribunal or other legal process, provided that Participant informs the Company of such requirement in sufficient time to allow the Company to avoid such disclosure by the Participant.

The Participant shall return or destroy, as directed by the Company, Confidential Information and Proprietary Property to the Company upon request by the Company at any time. The Participant shall certify, by way of affidavit or statutory declaration, that all such Confidential Information and Proprietary Property has been returned or destroyed, as applicable.

5.	The Participant covenants and agrees not to make any unauthorized use whatsoever of or to bring onto the Company’s premises for the purpose of making any unauthorized use whatsoever of any trade secrets, confidential information or proprietary property of any third party, including without limitation any trade-marks or copyrighted materials, during the course of the Engagement. The Participant agrees and represents that the Engagement and the execution of this Agreement do not and will not breach any agreement to which the Participant is currently a party or which currently applies to the Participant.

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6.	At the reasonable request and at the sole expense of the Company, the Participant shall do all reasonable acts necessary and sign all reasonable documentation necessary in order to ensure the Company’s ownership of the Proprietary Property and all intellectual and industrial property rights and other rights in the same, including but not limited to providing to the Company written assignments of all rights to the Company and any other documents required to enable the Company to document rights to and/or register patents, copyrights, trade-marks, industrial designs and such other protections as the Company considers advisable anywhere in the world.

7.	The Participant hereby irrevocably and unconditionally waives all moral rights the Participant may now or in the future have in any Proprietary Property.

8.	The Participant agrees that the Participant will, if requested from time to time by the Company, execute such further reasonable agreements as to confidentiality and proprietary rights as the Company’s customers or suppliers reasonably required to protect Confidential Information or Proprietary Property.

9.	Regardless of any changes in position, salary or otherwise, including, without limitation, termination of the Engagement, unless otherwise stipulated pursuant to the terms hereof, the Participant will continue to be subject to each of the terms and conditions of this Agreement and any other(s) executed pursuant to the preceding paragraph.

10.	The Participant agrees that the Participant’s sole and exclusive remedy for any breach of this Agreement or any other agreement by the Company will be limited to monetary damages and that the Participant will not make any claim in respect of any rights to or interest in any Confidential Information or Proprietary Property.

11.	The Participant acknowledges that the services provided by the Participant to the Company are unique. The Participant further agrees that irreparable harm will be suffered by the Company in the event of the Participant’s breach or threatened breach of any of his or her obligations under this Agreement, and that the Company will be entitled to seek, in addition to any other rights and remedies that it may have at law or equity, a temporary or permanent injunction restraining the Participant from engaging in or continuing any such breach hereof. Any claims asserted by the Participant against the Company shall not constitute a defence in any injunction action, application or motion brought against the Participant by the Company.

12.	This Agreement is governed by the laws of the Province of Ontario and the Participant agrees to the non-exclusive jurisdiction of the courts of the Province of Ontario in relation to this Agreement.

13.	If any provision of this Agreement is held by a court of competent jurisdiction to be invalid or unenforceable, that provision shall be deleted and the other provisions shall remain in effect.

IN WITNESS WHEREOF the Company has caused this Agreement to be executed as of the ___ day of _______________, 20__.

COMPANY	PARTICIPANT

_____________________________________	_______________________________________
Authorized Signature	Authorized Signature

_____________________________________	_______________________________________
Print Name and Title	Print Name and Title

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